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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date August 9, 2005	By:	(Signed) "J.C. STEFAN SPICER"
*Print the name and title under the signature of the signing officer		(Signature)* J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX
CENTRAL FUND OF CANADA LIMITED
Exhibits to Form 6-K 3rd Quarter Report at July 31, 2005

Exhibit A:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, Chief Executive Officer.
Exhibit B:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, Chief Financial Officer.

Portfolio at July 31, 2005
Corporate Information
Investor Inquiries	Head Office	Stock Exchange Listings
The Central Group (Alberta) Ltd.			Electronic Ticker Symbol	Newspaper Quote Symbol
55 Broad Leaf Crescent P.O. Box 7319 Ancaster, Ontario Canada L9G 3N6 Telephone: (905) 648-7878 Fax: (905) 648-4196 Website: www.centralfund.com E-mail: info@centralfund.com	Hallmark Estates 805, 1323-15th Avenue S.W. Calgary, Alberta Canada T3C 0X8 Telephone: (403) 228-5861 Fax: (403) 228-2222	AMEX: Class A shares TSX: Class A shares	CEF CEF.NV.A and CEF.NV.U	CFCda CFund A

Net Asset Value Information
The net asset value per Class A share is available daily by calling Investor Inquiries.
The Thursday net asset value is published in financial newspapers in the United States and Canada.
In Canada, the net asset value is also published daily in the Globe and Mail Report on Business Fund Asset Values table.

3RD QUARTER	INTERIM REPORT TO SHAREHOLDERS for the nine months ended July 31, 2005

3rd QUARTER REPORT

        Central Fund is currently 97.9% invested in gold and silver bullion. At July 31, 2005 Central Fund's gold holdings were 614,242 fine oz. of physical bullion and 5,349 fine oz. of gold bullion certificates. Silver holdings were 30,728,142 oz. of physical bullion and 245,572 oz. of silver bullion certificates. The physical bullion is insured and held in safekeeping by a Canadian chartered bank in segregated vault storage. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

        On behalf of the Board of Directors:

J.C. Stefan Spicer, President

MANAGEMENT'S DISCUSSION & ANALYSIS

Selected Financial Information

        The following table summarizes quarterly financial information:

	Quarter ended (US$)
	Jul. 31, 2005	Apr. 30, 2005	Jan. 31, 2005	Oct. 31, 2004
Unrealized appreciation (depreciation) of investments (in millions)	$1.0	$16.4	$(16.7)	$37.3
Net income (loss) for the period (in millions)	$0.3	$15.6	$(17.5)	$36.7
Net income (loss) per share	$0.00	$0.17	$(0.19)	$0.53
	Jul. 31, 2004	Apr. 30, 2004	Jan. 31, 2004	Oct. 31, 2003
Unrealized appreciation (depreciation) of investments (in millions)	$13.8	$(26.7)	$21.8	$10.2
Net income (loss) for the period (in millions)	$13.2	$(27.3)	$21.3	$9.8
Net income (loss) per share	$0.20	$(0.39)	$0.41	$0.23

Review of Operations

        Central Fund's earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay operating expenses, taxes and Class A share dividends. Because gold and silver bullion do not generate revenue, Central Fund's actual revenues are a miniscule percentage of its net assets. However, CICA Accounting Guideline 18, requires Central Fund to record unrealized appreciation (depreciation) of investments in income.

        The net loss (inclusive of unrealized depreciation of investments) for the nine months ended July 31, 2005 was $1,612,077 compared to net income of $7,267,038 for the same period in 2004. Since July 31, 2004, net assets have increased by $115,348,075 or 30%. The Company has used the bulk of the proceeds of the Class A share issue in November 2004 to purchase gold and silver bullion, primarily in bar form. Certain expenses, such as administration fees are scaled and, together with income taxes, vary in proportion to net asset levels, or, in the case of stock exchange fees (included in shareholder information), with the number of Class A shares issued. Safekeeping fees and bullion insurance costs increased as a result of the purchases of additional physical gold and silver bullion and increases in storage fees. Administration fees remitted to The Central Group Alberta Limited for the nine months increased to $1,154,645 from $787,100, such increase being at the rate of one-quarter of one percent per annum on the increased assets under administration. The Company incurred fees totaling $55,311 (2004: $11,806) to a legal firm of which one of the Company's directors is a partner. Professional fees increased as a result of legal and audit work required to adopt recently imposed accounting guidelines and corporate governance rules and regulations as well as preparations for the Special Meeting of Class A Shareholders in February 2005.

        Operating expenses (which exclude income taxes) as a percentage of average net assets, were 0.39% for the nine months ended July 31, 2005 compared to 0.38% for the same nine-month period in 2004. For the twelve months ended July 31, 2005, the operating expense ratio was 0.50% compared to 0.51% for the prior twelve-month period.

Liquidity and Capital Resources

        All of Central Fund's assets are immediately marketable and highly liquid.

        Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient cash to meet its needs, a nominal portion of Central Fund's bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions, if any, of Class A shares.

        For the nine months ended July 31, 2005, Central Fund's cash reserves increased by $1,683,791 as amounts used to pay operating expenses, taxes and the Class A share dividend were more than offset by amounts retained in interest-bearing cash deposits for working capital purposes from the public offering completed in November 2004. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Forward-looking Observations

        Changes in the market prices of gold and silver have an impact on the net asset value per Class A share. Assuming as a constant exchange rate, the rate which existed on July 31, 2005 of $1.2259 Cdn. for each U.S. dollar together with holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.28 per share or Cdn. $0.34 per share. On the same basis, a 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.23 per share or Cdn. $0.28 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.51 per share or Cdn. $0.63 per share.

Statement of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	July 31, 2005	October 31, 2004
Net assets:
Gold bullion at market, average cost $246,833,606 (2004: $206,043,206) (note 2)	$265,804,692	222,814,301
Silver bullion at market, average cost $216,589,466 (2004: $181,213,467) (note 2)	221,307,187	187,403,793
Marketable securities at market, average cost $89,430 (2004: $89,430)	56,883	68,221
Interest-bearing cash deposits	11,166,327	9,482,536
Prepaid insurance, interest receivable and other	100,743	81,351

	498,435,832	419,850,202
Accrued liabilities	(794,330)	(707,660)
Dividends payable	—	(792,963)

Net assets representing shareholders' equity	$497,641,502	418,349,579

Represented by:
Capital stock (note 3):
94,296,320 (2004: 79,296,320) Class A shares issued	$452,615,394	371,711,394
40,000 Common shares issued	19,458	19,458

	452,634,852	371,730,852
Contributed surplus (note 4)	21,350,390	23,678,513
Retained earnings inclusive of unrealized appreciation of investments	23,656,260	22,940,214

	$497,641,502	418,349,579

Net asset value per share (expressed in U.S. dollars):
Class A shares	$5.28	5.27
Common shares	$2.28	2.27

Net asset value per share (expressed in Canadian dollars):
Class A shares	$6.47	6.44
Common shares	$2.79	2.78

Exchange rate: U.S. $1.00 = Cdn.	$1.2259	1.2207

Notes:

1.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2004 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.
Details of gold and silver bullion holdings at July 31, 2005, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	614,242	1000 oz bars	30,728,142
Certificates	5,349	Certificates	245,572

Total fine ounces	619,591	Total ounces	30,973,714

Market Value:	Per Fine Ounce	Per Ounce
October 31, 2004	U.S. $425.55	U.S. $7.160
July 31, 2005	U.S. $429.00	U.S. $7.145

3.
On November 3, 2004, the Company, through a public offering, issued 15,000,000 Class A shares for proceeds of $81,504,000 net of underwriting fees of $3,396,000. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $80,904,000.

  The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, both in physical bar form except for 67 ounces of gold which were received in certificate form. The balance of approximately $4,737,600, was retained by the Company in interest-bearing cash deposits for working capital purposes.

4.
Contributed surplus is used to eliminate any deficit that may arise from net losses before unrealized appreciation (depreciation) of investments and on the payment of the Class A shares' stated dividend per share. Accordingly, $2,328,123 (2004, $1,696,316) has been transferred from contributed surplus on July 31, 2005 and 2004 representing the net loss before unrealized appreciation (depreciation) of investments for the nine months then ended. This change does not affect the net asset value of the Company.

5.
For the nine months ended July 31, 2005, the Company incurred fees totaling $55,311 (2004: $11,806) to a legal firm of which one of the Company's directors is a partner, and to the administrator $1,154,645 (2004: $787,700).

Statement of Changes in Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	Nine months ended July 31		Three months ended July 31
	2005	2004	2005	2004
Net assets at beginning of period	$418,349,579	194,663,349	$497,367,329	369,046,249

Add (deduct):
Net income (loss)	(1,612,077)	7,267,038	274,173	13,247,178
Net issuance of Class A shares	80,904,000	180,363,040	—	—

Increase in net assets during the period	79,291,923	187,630,078	274,173	13,247,178

Net assets at end of period	$497,641,502	382,293,427	$497,641,502	382,293,427

Statement of Income (Loss)
(expressed in U.S. dollars, unaudited)(note 1)

	Nine months ended July 31		Three months ended July 31
	2005	2004	2005	2004
Income:
Interest	$234,144	37,908	$129,942	15,668
Dividends	894	390	130	109
Unrealized appreciation of investments	716,046	8,963,354	962,155	13,822,086

	951,084	9,001,652	1,092,227	13,837,863

Expenses:
Administration fees	1,154,645	787,100	381,843	302,592
Safekeeping, insurance and bank charges	310,400	147,241	156,336	47,082
Shareholders' information	210,294	145,029	23,539	18,067
Professional fees	109,556	39,854	20,521	10,311
Directors' fees and expenses	72,942	42,035	25,108	15,766
Registrar and transfer agents' fees	57,917	37,448	10,642	9,228
Miscellaneous	886	1,364	275	393
Foreign exchange (gain) loss	29,530	17,581	(1,602)	2,795

	1,946,170	1,217,652	616,662	406,234

Income (loss) before income taxes	(995,086)	7,784,000	475,565	13,431,629
Income taxes	(616,991)	(516,962)	(201,392)	(184,451)

Net income (loss)	$(1,612,077)	7,267,038	$274,173	13,247,178

Net income (loss) per share:
Class A shares	$(.02)	.09	$.00	.20
Common shares	$(.02)	.09	$.00	.20

Statement of Retained Earnings
(expressed in U.S. dollars, unaudited)(note 1)

	Nine months ended July 31		Three months ended July 31
	2005	2004	2005	2004
Balance at beginning of period	$22,940,214	(23,281,337)	$22,694,105	(28,140,069)
Net income (loss)	(1,612,077)	7,267,038	274,173	13,247,178

	21,328,137	(16,014,299)	22,968,278	(14,892,891)
Transfer from contributed surplus (note 4)	2,328,123	1,696,316	687,982	574,908

Balance at end of period	$23,656,260	(14,317,983)	$23,656,260	(14,317,983)

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SIGNATURES
EXHIBIT INDEX
3rd QUARTER REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS
Statement of Net Assets
Statement of Changes in Net Assets